

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2018

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, TX 78257

> **Re:** **NuStar Energy L.P.**
> **Registration Statement on Form S-4**
> **Filed March 15, 2018**
> **File No. 333-223671**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-16417**

Dear Mr. Barron:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2017 have been resolved.

Questions and Answers About the Merger and the NSH Special Meeting, page viii

Q: What is the vote required of NSH unitholders to approve the merger agreement and the merger, page xi

2.   Please disclose that unitholders owning 21.4% of the outstanding NSH units have agreed to vote their NSH units in favor of the merger proposal.

The Merger, page 30

Background of the Merger, page 30

3.   We note that the Partnership board and the NSH board considered various alternative strategies at joint meetings on October 19, 2017 and December 4, 2017. Please discuss management's considerations in recommending a distribution reset by the Partnership and simplification transaction over the alternative strategies considered.

4.   Please expand your disclosure to discuss the financial analyses prepared by Baird and reviewed with the NSH Conflicts Committee on each of January 8, 2018, January 23, 2018, and January 29, 2018, and the financial analysis prepared by Evercore and reviewed with the Partnership Conflicts Committee on each of January 19, 2018 and January 25, 2018.

5.   Please disclose why the NSH Conflicts Committee determined that an exchange ratio of 0.55 of a common unit for each NSH unit was likely acceptable as long as such exchange ratio at signing did not imply a negative premium, subject to negotiation of satisfactory definitive documents.

6.   Please discuss the financial analysis of each of the transaction with the Partnership and the transaction proposed by ETE presented by Baird on March 8, 2018 and the reasons the NSH Conflicts Committee rejected ETE's acquisition proposal in favor of the merger with the Partnership.

Unaudited Financial Projections of the Partnership and NSH, page 42

7.   Please revise to disclose all material projected financial information prepared by management and provided to Baird or explain why such information has been excluded. In that regard, we note you disclose that in arriving at the estimated equity value range per NSH unit, "Baird utilized NSH's projected unlevered free cash flows for calendar years 2018 through 2020, respectively, as set forth in the Forecasts." We further note that Baird utilized the Partnership's projected unlevered free cash flows in its Give/Gets Analysis – Discounted Cash Flow and Discounted Distribution Analysis with respect to its Case B Analysis.

8.   Please disclose the guidance that management provided to Baird from which Baird assumed and sensitized certain distributions for purposes of its analysis.

9.   We note management made "numerous material assumptions with respect to the Partnership and NSH" in developing the projections. Please revise to quantify the material assumptions underlying the projections, including operating assumptions with respect to growth capital expenditures, outstanding debt, cash flow from existing assets and business activities, and prices of crude oil.

Material U.S. Federal Income Tax Consequences of the Merger, page 110

10.   We note you have filed a form of short-form tax opinion from Wachtell Lipton as Exhibit 8.2. Please revise your proxy statement/prospectus disclosure to state that the disclosure in this section is the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Pro Forma Financial Statements, page F-1

11.   We have read the detail provided in paragraph (f) on page F-6 for the pro forma adjustments made to arrive at pro forma basic and diluted net income per common unit and weighted-average common units outstanding, which yield $(5.63) per common unit, taking into account various distributions made in excess of earnings. We note your disclosure on page F-2, indicating that you plan to account for the merger as an equity transaction similar to an induced conversion of preferred stock.

        Tell us the extent to which the adjustments underlying this pro forma unit figure are expected to have continuing effects, in subsequent periods, or reflect your plan to change the distribution amount in conjunction with your merger. Also reconcile the distributions to common limited partners in your tabulation, of $407,681, to the corresponding figure that appears in your historical financial statements, and explain the basis for the pro forma adjustment that yields $466,368 on this line.

12.   Please explain how the 'distributions in excess of earnings' in your tabulation are reapportioned in the first two columns of your allocation of such distributions in calculating total pro forma net income attributable to common units.

Form 10-K for Fiscal Year Ended December 31, 2017

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis, page 41

Trends and Outlook, page 52

13.   We note your disclosure explaining that you received insurance proceeds of $100 million, including $12.5 million in the fourth quarter of 2017 and $87.5 million in January 2018, related to hurricane damage to assets in the Gulf of Mexico and Caribbean that occurred during the third quarter of 2017. You also have disclosure on page 41 and in Note 1 to your financial statements on page 75, stating that you have limited your recognition of loss to a $5 million insurance deductible. You indicate that you expect to recognize an $85 million gain in the first quarter of 2018, an amount by which insurance proceeds exceed actual expense during the period, although you disclose that you expect repairs to continue into 2020.

Given the extent of damage indicated, and the extended period over which repairs will be made, explain your rationale for limiting loss recognition to the insurance deductible and tell us how your accounting in each quarter and the fiscal year adheres to the requirements for impairment testing, e.g. FASB ASC 360-10-35-21(b) and 17, loss contingencies, e.g. FASB ASC 450-20-25-2, and involuntary conversions of nonmonetary assets, e.g. FASB ASC 605-40, if this is your view.

Please submit the analysis that you performed in formulating your accounting approach, address the aforementioned guidance and identify any other authoritative guidance that you believe would apply under the circumstances. It should be clear how you differentiated between the nature of the losses covered by your insurance claims, and considered the carrying values of any assets that were damaged, estimated costs to repair, including those you are anticipating for each year 2018 through 2020, along with the guidance in FASB ASC paragraph 450-30-25-1.

Critical Accounting Policies, page 61

14.   We note that you have identified Impairment of Long-Lived Assets as a critical accounting policy, although your discussion includes no details of any judgments or assessments made regarding the hurricane damage to your facilities in the Gulf of Mexico and Caribbean during 2017, for which you have recouped $100 million in insurance proceeds, as reported elsewhere in your filing. Please expand your disclosure to encompass the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements, consistent with the guidance in FR-72, as codified in ASC 501.14.

Please also refer to that guidance with regard to your disclosure about Contingencies, as a critical accounting policy, to address the uncertainties underlying the claims and proceedings referenced on page 92, that may have a material adverse effect on your results of operations, financial position or liquidity, upon resolution. You should address the manner by which the estimates have been made, including the nature and accuracy of assumptions and their sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Financial Statements

15.   We note that you separately report service revenues and product sales, as well as the cost of product sales. Tell us why you do not also report the cost of service revenues, as would ordinarily be required to comply with Rule 5-03.2 of Regulation S-X.

Note 14 – Commitments and Contingencies, page 92

16.   We note your disclosure indicating that you accrued $7.3 million for various contingent losses during 2017, although due to the level of uncertainty, resolution of any claim or proceeding could have a material adverse effect on your results of operations, financial position or liquidity. Please expand your disclosure to describe the nature of these contingencies and to include the range of reasonably possible loss for each such claim or proceeding, to comply with FASB ASC 450-20-50-3(b) and 4. If you are unable to estimate a range of loss, beyond the amounts accrued, specify the amounts of the claims and any damages sought by the counterparties.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos, Esq.
        Sidley Austin LLP